

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2023

Brett Tighe
Chief Financial Officer
Okta, Inc.
100 First Street, Suite 600
San Francisco, CA 94105

     Re: Okta, Inc.
        Form 10-K For Fiscal Year Ended January 31, 2023
        File No. 001-38044

Dear Brett Tighe:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology